File No. 70-9787

                       SECURITIES AND EXCHANGE COMMISSION

                           CERTIFICATE OF NOTIFICATION

                                    (Rule 24)

                                       By

                               EMERA INCORPORATED



          In accordance with the order of the Securities and Exchange Commission dated October 1, 2001, Holding Co. Act Release No. 27445 (the "Order"), Emera Inc. ("Emera") hereby submits its report for the period January 1, 2002 to June 30, 2002 (the "Reporting Period"). The following is a listing of the applicable reporting requirements contained in the Order (each a "Reporting Requirement"), together with the response thereto. Unless otherwise defined herein, all capitalized terms in this Certificate of Notification shall have the meaning set forth in the Order.

          In this report a currency conversion ratio of CDN $1.5187 : US $1.00 has been used unless otherwise noted. The exchange rate is provided solely for convenience and should not be taken to mean that the Canadian dollar amounts have been, could have been, or could be converted to US dollars at the rate indicated or at any other rate.

REPORTING REQUIREMENT NO. 1: For any sales of common stock by Emera during the reporting period, the purchase price per share at the date of the agreement of sale.

RESPONSE: None.

REPORTING REQUIREMENT NO. 2: The total number of shares of Emera common stock issued or issuable pursuant to options granted during the reporting period under employee benefit plans and dividend reinvestment plans, including any employee benefit plans or dividend reinvestment plans hereafter adopted.

RESPONSE: Emera has several share-based employee benefit plans, the Stock Option Plan, Employee Purchase Plan and the Dividend Reinvestment Plan. During the Reporting Period, Emera issued 178,612.2499 shares under these plans.

REPORTING REQUIREMENT NO. 3: If Emera common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted in the hands of the acquirer.

RESPONSE: None.

REPORTING REQUIREMENT NO. 4: If a guarantee is issued during the reporting period, the name of the guarantor, the name of the beneficiary of the guarantee and the amount, terms and purpose of the guarantee.

RESPONSE: Guarantees issued and outstanding from January 1, 2002 - June 30, 2002 are set forth below.

----------- ------------------ -------------------------- ------------------- ------------------------ -----------------------------

Guarantor      Subsidiary       Beneficiary of Guarantee  Amount of Guarantee Other Terms of Guarantee      Purpose of Guarantee


                                         $CDN/$US
----------- ------------------ -------------------------- ------------------- ------------------------ -----------------------------
Emera Inc.  Emera Energy Inc.  Duke Energy Merchants, LLC $15,000,000 (U.S.)  Dated January 2, 2002    Emera Energy Inc.'s
                                                                                                       obligations arising from
                                                                                                       transactions involving the
                                                                                                       purchase, sale or exchange of
                                                                                                       coal.
----------- ------------------ -------------------------- ------------------- ------------------------ -----------------------------

Emera Inc.  Emera Offshore     Canadian Imperial Bank of  $2,000,000 (CDN)    Dated May 27, 2002       Pursuant to a Credit Facility
            Inc.               Commerce                                                                dated June 14, 2001 the
                                                                                                       Canadian Imperial Bank of
                                                                                                       Commerce extended an
                                                                                                       operating credit to Emera
                                                                                                       Offshore Inc.  The Guarantee
                                                                                                       relates to the Canadian
                                                                                                       dollar portion of the
                                                                              Terminable on 30 days    operating credit.
                                                                              notice.
----------- ------------------ -------------------------- ------------------- ------------------------ -----------------------------

Emera Inc.  Emera Offshore     Canadian Imperial Bank of  $2,000,000 (U.S.)   Dated May 27, 2002       Pursuant to a Credit Facility
            Inc.               Commerce                                                                dated June 14, 2001 the
                                                                                                       Canadian Imperial Bank of
                                                                                                       Commerce extended operating
                                                                                                       credit to Emera Offshore Inc.
                                                                                                       The Guarantee relates to the
                                                                                                       U.S. dollar portion of this
                                                                                                       operating credit.

                                                                              Terminable on
                                                                              30 days notice.



----------- ------------------ -------------------------- ------------------- ------------------------ -----------------------------

Emera Inc.  Emera Energy Inc.  New Brunswick Power        $500,000 (CDN)      Dated May 30, 2002       Guarantee of Emera Energy
                               Corporation                                                             Inc.'s obligation to pay for
                                                                                                       transmission service pursuant
                                                                                                       to a Tariff for Out and
                                                                                                       Through Point-to-Point
                                                                                                       Transmission Service.
----------- ------------------ -------------------------- ------------------- ------------------------ -----------------------------


                                       2



----------- ------------------ -------------------------- ------------------- ------------------------ -----------------------------

Emera Inc.  Emera Energy Inc.  Maritimes and Northeast    $1,000,000 (CDN)    Dated June 1, 2002.      Guarantee of Emera Energy's
                               Pipeline Limited                                                        obligation to pay Maritimes
            o Emera Energy     Partnership                                                             and Northeast Pipeline
              Services Inc.                               (by amendment dated                          Limited Partnership in
                                                          August 8, 2002                               accordance with the Toll
                                                          this increased to                            Schedule and Pipeline Tariff
            o Emera Offshore                              $2,500,000 CDN)     Terminable  on 14 days   for the transport of gas
              Inc.                                                            notice.                  pursuant to an Interruptible
                                                                                                       Transportation Service
                                                                                                       Agreement.
----------- ------------------ -------------------------- ------------------- ------------------------ -----------------------------

Emera Inc.  Emera Energy Inc.  Maritimes & Northeast      $4,000,000 (U.S.)   Dated June 1, 2002       This Guarantee had guaranteed
                               Pipeline, L.L.C.                                                        Emera Energy Inc.'s
            o Emera Energy                                                                             obligation to pay for the
              Services Inc.                               (Previously                                  transport of gas pursuant to
                                                          $1,000,000 U.S.                              an Interruptible
                                                          amended as of                                Transportation Service
            o Emera Offshore                              June 27, 2002       Terminable  on 14 days   Agreement, and prospectively
              Inc.                                                            notice.                  a Short-term Transportation
                                                                                                       Agreement. As amended, Emera
                                                                                                       is guaranteeing the
                                                                                                       obligations of the various
                                                                                                       affiliates concerning current
                                                                                                       and future Point-to-Point gas
                                                                                                       transportation agreements
                                                                                                       entered pursuant to Maritimes
                                                                                                       & Northeast's FERC Gas
                                                                                                       Tariff.
----------- ------------------ -------------------------- ------------------- ------------------------ -----------------------------

Emera Inc.  Emera Energy Inc.  Hydro-Quebec               $1,000,000 (CDN)    Dated June 12, 2002      Guarantee of Emera Energy
                                                                                                       Inc.'s obligation to pay for
                                                                                                       transmission service pursuant
                                                                                                       to two Point-to-Point
                                                                                                       Transmission Service
                                                                                                       Agreements which relate to
                                                                                                       Hydro-Quebec's Open Access
                                                                              Terminable  on 14 days   Transmission Tariff.
                                                                              notice.
----------- ------------------ -------------------------- ------------------- ------------------------ -----------------------------


                                       3



----------- ------------------ -------------------------- ------------------- ------------------------ -----------------------------

Emera Inc.  Emera Energy Inc.  Morgan Stanley Capital     Unlimited by its    Dated June 18, 2002      Guarantee of Emera Energy
                               Group Inc.                 terms ($20,000,000                           Inc.'s payment obligations
                                                          (US) estimated                               arising from various
                                                          actual maximum                               commodity transactions, and
                                                          exposure                                     options concerning such
                                                                                                       transactions, which the
                                                                              Terminable  on 14 days   parties may enter into from
                                                                              notice.                  time to time and which shall
                                                                                                       be documented by transaction
                                                                                                       confirmations.
----------- ------------------ -------------------------- ------------------- ------------------------ -----------------------------

REPORTING REQUIREMENT NO. 5: The amount and terms of any financings consummated by any Subsidiary utility company that are not exempt under rule 52. In addition, Emera will report to the Commission the lender, principal amount, term and interest rate applicable to any loans between an associate company and BHE. The report will also explain how the interest rate was determined, including the benchmarking method that was used to establish the interest rate charged to BHE in connection with the loan.

RESPONSE: BHE had borrowing activities under its revolving and unsecured lines of credit as described in the table below.


       Date               Bank          Transaction      Amount $ (U.S.)          Rate        Maturity
       ----               ----          -----------      ---------------          ----        --------
     01/02/02            Fleet             Borrow            2,000,000           4.75000
     01/08/02            Fleet             Repay            (3,000,000)
     01/11/02            Fleet             Repay            (1,000,000)
     01/22/02            Fleet             Borrow            2,000,000           4.75000
     01/25/02            Fleet             Repay            (1,000,000)
     01/28/02            Fleet             Repay            (1,000,000)
     01/31/02            Fleet             Repay            (6,000,000)
     01/31/02            Fleet             Borrow            5,000,000           2.58000      02/28/02
     01/31/02            Fleet             Borrow            1,000,000           4.75000
     02/01/02            Fleet             Borrow            4,000,000           4.75000
     02/06/02            Fleet             Repay            (3,000,000)
     02/07/02            Fleet             Repay            (1,000,000)
     02/08/02            Fleet             Repay            (1,000,000)
     02/21/02            Fleet             Borrow            1,000,000           4.75000
     02/22/02            Fleet             Borrow            1,000,000           4.75000
     02/25/02            Fleet             Repay            (2,000,000)
     02/28/02            Fleet             Repay            (5,000,000)
     02/28/02            Fleet             Borrow            3,000,000           2.60000      03/29/02
     03/01/02            Fleet             Borrow            3,000,000           4.75000
     03/05/02            Fleet             Repay            (3,000,000)
     03/20/02            Fleet             Borrow            5,000,000           4.75000
     03/22/02            Fleet             Repay            (2,000,000)
     03/27/02            Fleet             Repay            (2,000,000)
     03/29/02            Fleet             Repay            (1,000,000)
     03/29/02            Fleet             Repay            (3,000,000)          2.60000      03/29/02
     03/29/02            Fleet             Borrow            4,000,000           2.63375      04/30/02


                                       5



       Date               Bank          Transaction      Amount $ (U.S.)          Rate        Maturity
       ----               ----          -----------      ---------------          ----        --------

     04/01/02            Fleet             Borrow            1,000,000           4.75000
     04/03/02            Fleet             Repay            (1,000,000)
     04/11/02            Fleet             Borrow            1,000,000           4.75000
     04/15/02            Fleet             Borrow            1,000,000           4.75000
     04/16/02            Fleet             Borrow            1,500,000           4.75000
     04/18/02            Fleet             Repay            (1,000,000)
     04/22/02            Fleet             Borrow            1,000,000           4.75000
     04/26/02            Fleet             Repay              (500,000)
     04/30/02            Fleet             Repay            (4,000,000)          2.63375      04/30/02
     04/30/02            Fleet             Repay            (3,000,000)
     04/30/02            Fleet             Borrow            7,000,000           2.59250      05/31/02
     05/01/02            Fleet             Borrow            2,000,000           4.75000
     05/02/02            Fleet             Borrow            1,000,000           4.75000
     05/07/02            Fleet             Repay            (1,000,000)
     05/09/02            Fleet             Repay            (1,000,000)
     05/13/02            Fleet             Repay            (1,000,000)
     05/31/02            Fleet             Repay            (7,000,000)
     05/31/02            Fleet             Borrow            7,000,000           2.59000      06/28/02
     06/03/02            Fleet             Borrow            1,000,000           4.75000
     06/05/02            Fleet             Repay            (1,000,000)
     06/20/02            Fleet             Borrow            1,000,000           4.75000
     06/27/02            Fleet             Repay             (1000,000)
     06/28/02            Fleet             Repay            (7,000,000)
     06/28/02            Fleet             Borrow           25,000,000           2.58875      07/31/02
     06/28/02            Fleet             Borrow            1,000,000           4.75000


REPORTING REQUIREMENT NO. 6: A listing of any securities issued by the Intermediate Holding Companies during the reporting period, including principal amount, interest rate, term, number of shares and aggregate proceeds, as applicable, with the acquiring company identified.

RESPONSE:


----------------- -------------- --------------- -------------- --------------- -------------- --------------
     Issuer         Acquirer       Principal     Interest Rate       Term         Number of      Aggregate
                                     Amount                                        Shares        Proceeds

                                   $CDN / $US                                                   $CDN / $US
----------------- -------------- --------------- -------------- --------------- -------------- --------------
Emera U.S.        3065381 Nova   $20,330,000US   7%             5 years                        $20,330,000US
Holdings, Inc.    Scotia
                  Company



                  3065383 Nova   $20,330,000US                                                 $20,330,000US
                  Scotia
                  Company                        7%             5 years

                                 $20,330,000US

                  3065384 Nova                                                                 $20,330,000US
                  Scotia
                  Company                        7%             5 years

                                 $62,616,400US                                                 $62,616,400US

                  3065385 Nova
                  Scotia
                  Company                        7%             5 years


----------------- -------------- --------------- -------------- --------------- -------------- --------------
BHE Holdings,     none.
Inc.

----------------- -------------- --------------- -------------- --------------- -------------- --------------


REPORTING REQUIREMENT NO. 7: The amount and terms of any short-term debt issued by BHE and its subsidiaries.

RESPONSE: The amount and terms of short-term debt issued by BHE is stated in response to Reporting Requirement 5. No BHE group company other than BHE issued short-term debt during the reporting period.

REPORTING REQUIREMENT NO. 8: Emera's aggregate investment, as defined in rule 53, in EWGs and FUCOs as of the end of the reporting period stated in dollars and as a percentage of Emera's consolidated retained earnings, and a description of EWG and FUCO investments made during the reporting period.

RESPONSE:

a. Emera's aggregate investment in Nova Scotia Power Inc. ("NSPI"), its FUCO subsidiary, as defined in rule 53 was CDN $978.2, US $645.2 as of the end of the reporting period.

b.   Emera has no EWG investments.

c. Emera's aggregate investment in EWGs and FUCOs as of the end of the reporting period represents 300.4% of its consolidated retained earnings of CDN $336.8, US $214.8 as of June 30, 2002.

d. As last reported to the Commission, Emera's aggregate investment in NSPI was US $613.3 million. The principal reason for the difference between that amount and the aggregate investment of US $645.2 reported as of the end of the reporting period is exchange rate movements as a consequence of a weakening US dollar relative to the Canadian dollar.

REPORTING REQUIREMENT NO. 9: The amount and terms of any nonexempt financing consummated by a Nonutility Subsidiary during the reporting period.

RESPONSE:

----------- ---------------- ----------------- ------------------------------ ---------- ------------ ------------------------------
 Acquiring  Issuing Company    Security Type        Principal Amount           Interest      Term          Aggregate Proceeds
  Company                                                                      Rate (%)
----------- ---------------- ----------------- ------------------------------ ---------- ------------ ------------------------------
                                               $ CDN             $ US                                 $ CDN              $ US
----------- ---------------- ----------------- ----------------- ------------ ---------- ------------ ------------------ -----------
  Emera     Transformers     Intercompany Note    12,401,352.24                    8.65    5 Years        12,401,352.24
----------- ---------------- ----------------- ----------------- ------------ ---------- ------------ ------------------ -----------
  Emera     Emera Energy     Intercompany Note       790,000.00                    8.65    5 Years           790,000.00
----------- ---------------- ----------------- ----------------- ------------ ---------- ------------ ------------------ -----------
  Emera     Emera Fuels      Intercompany Note     2,600,000.00                       9    5 Years         2,600,000.00
----------- ---------------- ----------------- ----------------- ------------ ---------- ------------ ------------------ -----------
  Emera     Emera Offshore   Intercompany Note     1,558,228.72                    4.75    10 Year         1,558,228.72
----------- ---------------- ----------------- ----------------- ------------ ---------- ------------ ------------------ -----------
  Emera     Emera Offshore   Intercompany Note        79,630.00                    5.75    10 Year            79,630.00
----------- ---------------- ----------------- ----------------- ------------ ---------- ------------ ------------------ -----------
  Emera     NSP Pipeline     Intercompany Note     2,532,449.04                    4.75   1,5 Years        2,532,449.04
----------- ---------------- ----------------- ----------------- ------------ ---------- ------------ ------------------ -----------
  Emera     NSP Pipeline     Intercompany Note    32,528,624.48                     4.6    2 Years        32,528,624.48
----------- ---------------- ----------------- ----------------- ------------ ---------- ------------ ------------------ -----------


                                       9



----------- ---------------- ----------------- ------------------------------ ---------- ------------ ------------------------------
 Acquiring  Issuing Company    Security Type        Principal Amount           Interest      Term          Aggregate Proceeds
  Company                                                                      Rate (%)
----------- ---------------- ----------------- ------------------------------ ---------- ------------ ------------------------------
                                               $ CDN             $ US                                 $ CDN              $ US
----------- ---------------- ----------------- ----------------- ------------ ---------- ------------ ------------------ -----------
  Emera     NSP Pipeline     Intercompany Note     2,905,653.92                     6.6    2 Years         2,905,653.92
----------- ---------------- ----------------- ----------------- ------------ ---------- ------------ ------------------ -----------
  Emera     Pipeline         Intercompany Note         7,824.00                       5    2 Years             7,824.91
            Management
----------- ---------------- ----------------- ----------------- ------------ ---------- ------------ ------------------ -----------
  Emera     Pipeline         Intercompany Note       253,394.54                     4.6    2 Years           253,394.54
            Management
----------- ---------------- ----------------- ----------------- ------------ ---------- ------------ ------------------ -----------
  Emera     Pipeline         Intercompany Note        18,602.98                     6.6    2 Years            18,602.98
            Management
----------- ---------------- ----------------- ----------------- ------------ ---------- ------------ ------------------ -----------
  Emera     Scotia Power USD Intercompany Note    21,968,012.58                  3.5575   2 Years 2
                                                                                           Months
----------- ---------------- ----------------- ----------------- ------------ ---------- ------------ ------------------ -----------
  Emera     Scotia Power USD Intercompany Note     2,896,119.21                  5.5575    2 Years
----------- ---------------- ----------------- ----------------- ------------ ---------- ------------ ------------------ -----------
  Emera     Scotia Power USD Intercompany Note     1,125,067.01                  3.5575    2 Years
----------- ---------------- ----------------- ----------------- ------------ ---------- ------------ ------------------ -----------
  Emera     Strait Energy    Intercompany Note     2,267,386.71                    8.52  13 Years 10
                                                                                           Months
----------- ---------------- ----------------- ----------------- ------------ ---------- ------------ ------------------ -----------
  Emera     Emera Energy     Intercompany Note     1,499,000.00                     7.7    5 Years         1,499,000.00

----------- ---------------- ----------------- ----------------- ------------ ---------- ------------ ------------------ -----------


                                       10



----------- ---------------- ----------------- ------------------------------ ---------- ------------ ------------------------------
 Acquiring  Issuing Company    Security Type        Principal Amount           Interest      Term          Aggregate Proceeds
  Company                                                                      Rate (%)
----------- ---------------- ----------------- ------------------------------ ---------- ------------ ------------------------------
                                               $ CDN             $ US                                 $ CDN              $ US
----------- ---------------- ----------------- ----------------- ------------ ---------- ------------ ------------------ -----------
  Emera     Emera Energy     Intercompany Note       500,000.00                     7.7    5 Years           500,000.00
----------- ---------------- ----------------- ----------------- ------------ ---------- ------------ ------------------ -----------
  Emera     Emera Energy     Intercompany Note        99,900.00                     7.7    5 Years           136,583.50
----------- ---------------- ----------------- ----------------- ------------ ---------- ------------ ------------------ -----------
  Emera     Emera Energy     Intercompany Note       136.583.50                   10.65    5 Years           136,583.50
----------- ---------------- ----------------- ----------------- ------------ ---------- ------------ ------------------ -----------
  Emera     Emera Energy     Intercompany Note     1,000,000.00                     7.7    5 Years         1,000,000.00
----------- ---------------- ----------------- ----------------- ------------ ---------- ------------ ------------------ -----------
  Emera     Emera Energy     Intercompany Note       314,013.00                     7.7    5 Years           314,013.00
----------- ---------------- ----------------- ----------------- ------------ ---------- ------------ ------------------ -----------
  Emera     Emera Energy     Intercompany Note        25,870.00                     7.7    5 Years            25,870.00
----------- ---------------- ----------------- ----------------- ------------ ---------- ------------ ------------------ -----------
  Emera     Emera Energy     Intercompany Note     2,450,109.00                     7.7    5 Years         2,450,109.00
----------- ---------------- ----------------- ----------------- ------------ ---------- ------------ ------------------ -----------
  Emera     Emera Energy     Intercompany Note        10,782.77                  3.4413    5 Years            10,782.77
----------- ---------------- ----------------- ----------------- ------------ ---------- ------------ ------------------ -----------
  Emera     Emera Energy US  Intercompany Note        37,967.50                  3.4413   5 Years 1           37,967.50
            Sub #2                                                                          Month
----------- ---------------- ----------------- ----------------- ------------ ---------- ------------ ------------------ -----------


                                       11



----------- ---------------- ----------------- ------------------------------ ---------- ------------ ------------------------------
 Acquiring  Issuing Company    Security Type        Principal Amount           Interest      Term          Aggregate Proceeds
  Company                                                                      Rate (%)
----------- ---------------- ----------------- ------------------------------ ---------- ------------ ------------------------------
                                               $ CDN             $ US                                 $ CDN              $ US
----------- ---------------- ----------------- ----------------- ------------ ---------- ------------ ------------------ -----------
  Emera     Emera Energy US  Intercompany Note       303,740.00                     7.7    5 Years           303,740.00
            Sub #2
----------- ---------------- ----------------- ----------------- ------------ ---------- ------------ ------------------ -----------
  Emera     Emera Fuels      Intercompany Note       856,359.14                     7.7    5 Years           856,359.14
----------- ---------------- ----------------- ----------------- ------------ ---------- ------------ ------------------ -----------
  Emera     Emera Offshore   Intercompany Note       476,395.01                    5.25    10 Year           476,395.01
----------- ---------------- ----------------- ----------------- ------------ ---------- ------------ ------------------ -----------
  Emera     NSP Pipeline     Intercompany Note       238,044.00                    5.25   1.5 Years          238,044.00
----------- ---------------- ----------------- ----------------- ------------ ---------- ------------ ------------------ -----------
  Emera     Pipeline         Intercompany Note           100.00                    5.25    2 Years               100.00
            Management
----------- ---------------- ----------------- ----------------- ------------ ---------- ------------ ------------------ -----------

REPORTING REQUIREMENT NO. 10: A list of U-6B-2 forms filed with the Commission during the reporting period, including the name of the filing entity and the date of filing.

RESPONSE: None.

REPORTING REQUIREMENT NO. 11: Consolidated balance sheets as of the end of the reporting period and separate balance sheets as of the end of the reporting period for each company, including Emera, that has engaged in jurisdictional financial transactions during the reporting period.

RESPONSE: See Exhibits A and B for the financial statements of Emera and BHE.

REPORTING REQUIREMENT NO. 12: A table showing, as of the end of the reporting period, the dollar and percentage components of the capital structure of Emera on a consolidated basis, and each public-utility subsidiary.

RESPONSE:

------------------------------- -------------------------- ------------------- ----------------- -----------------------------------
           Company                   Type of Capital        CDN $ (millions)   US $ (millions)   Percentage of Total Capitalization
------------------------------- -------------------------- ------------------- ----------------- -----------------------------------
Emera (consolidated)
------------------------------- -------------------------- ------------------- ----------------- -----------------------------------
                                Common stock/1                        1,174.0             781.4                               33.0%
------------------------------- -------------------------- ------------------- ----------------- -----------------------------------
                                Non-controlling interest/2              267.2             176.2                                7.4%
------------------------------- -------------------------- ------------------- ----------------- -----------------------------------
                                Long-term debt/3                      1,649.8           1,088.1                               45.9%
------------------------------- -------------------------- ------------------- ----------------- -----------------------------------
                                Short-term debt/4                       489.7             323.0                               13.7%
------------------------------- -------------------------- ------------------- ----------------- -----------------------------------
                                Total                                 3,580.7           2,368.7                              100.0%
------------------------------- -------------------------- ------------------- ----------------- -----------------------------------
BHE
------------------------------- -------------------------- ------------------- ----------------- -----------------------------------
                                Common stock                            313.5             206.8                               52.8%
------------------------------- -------------------------- ------------------- ----------------- -----------------------------------
                                Preferred stock                           7.1               4.7                                1.2%
------------------------------- -------------------------- ------------------- ----------------- -----------------------------------
                                Long-term debt                          234.3             154.5                               39.4%
------------------------------- -------------------------- ------------------- ----------------- -----------------------------------
                                Short-term debt                          39.4              26.0                                6.6%
------------------------------- -------------------------- ------------------- ----------------- -----------------------------------

--------
1 Common stock includes all line items in shareholders' equity (common shares, retained earnings, contributed surplus, and foreign exchange translation adjustment).

2 Non-controlling interest includes the preferred stock of Nova Scotia Power
Inc. and Bangor Hydro-Electric Company.

3 Long-term debt includes both the long-term and short-term portions.

4 Short-term debt includes bank indebtedness and short-term notes payable.


                                       14



------------------------------- -------------------------- ------------------- ----------------- -----------------------------------
           Company                   Type of Capital        CDN $ (millions)   US $ (millions)   Percentage of Total Capitalization
------------------------------- -------------------------- ------------------- ----------------- -----------------------------------
                                Total                                   594.3             392.0                              100.0%
------------------------------- -------------------------- ------------------- ----------------- -----------------------------------

MEPCO
------------------------------- -------------------------- ------------------- ----------------- -----------------------------------
                                Common stock                             16.8              11.1                              100.0%
------------------------------- -------------------------- ------------------- ----------------- -----------------------------------
                                Preferred stock
------------------------------- -------------------------- ------------------- ----------------- -----------------------------------
                                Long-term debt
------------------------------- -------------------------- ------------------- ----------------- -----------------------------------
                                Short-term debt
------------------------------- -------------------------- ------------------- ----------------- -----------------------------------
                                Total                                    16.8              11.1                              100.0%
------------------------------- -------------------------- ------------------- ----------------- -----------------------------------
Chester SVC Partnership
------------------------------- -------------------------- ------------------- ----------------- -----------------------------------
                                Common stock
------------------------------- -------------------------- ------------------- ----------------- -----------------------------------
                                Preferred stock
------------------------------- -------------------------- ------------------- ----------------- -----------------------------------
                                Long-term debt                           32.9              21.7                              100.0%
------------------------------- -------------------------- ------------------- ----------------- -----------------------------------
                                Short-term debt
------------------------------- -------------------------- ------------------- ----------------- -----------------------------------
                                Total                                    32.9              21.7                              100.0%
------------------------------- -------------------------- ------------------- ----------------- -----------------------------------

REPORTING REQUIREMENT NO. 13: A retained earnings analysis of Emera on a consolidated basis and for each public-utility subsidiary detailing gross earnings, goodwill amortization, dividends paid out of capital surplus, and the resulting capital account balances at the end of the reporting period.

RESPONSE:


                               Emera                      BHE                      MEPCO             Chester SVC Partnership
                      CDN $           US $         CDN $        US $         CDN $        US $         CDN $         US $
                      (millions)   (millions)   (millions)   (millions)   (millions)   (millions)    (millions)   (millions)
Retained Earnings           330.0        210.4          5.4          3.4          2.4          1.5             -            -
- Beginning of
Period

Net Income                   53.9         34.4          7.6          4.8          1.1          0.7             -            -
--------------------- ------------ ------------ ------------ ------------ ------------ ------------ ------------- ------------
Gross Retained              383.9        244.8         13.0          8.2          3.5          2.2             -            -
Earnings

Dividends Paid on             4.6          2.9          0.2          0.1            -            -             -            -
Preferred
Stock

Dividends Paid on            42.2         26.9          5.5          3.5            -            -             -            -
Common Stock

Repurchase of                   -            -            -            -            -            -             -            -
Common Stock

Retained Earnings           (0.3)        (0.2)            -            -            -            -             -            -
Adjustment


                                       16



Retained Earnings -         336.8        214.8          7.3          4.6          3.5          2.2             -            -
End of Period

--------------------- ------------ ------------ ------------ ------------ ------------ ------------ ------------- ------------
Common Stock                847.9        540.9         57.7         36.8          1.4          0.9             -            -

Premium on Common               -            -            -            -            -            -             -            -
Stock

Other Paid-In                   -            -        259.2        165.4         12.5          8.0             -            -
Capital

Unappropriated              336.8        214.8          7.3          4.6          3.5          2.2             -            -
Retained Earnings

Treasury Stock, At              -            -            -            -            -            -             -            -
Cost

Other Comprehensive             -            -            -            -            -            -             -            -
Income

Translation                (10.7)         25.7       (10.7)            -          0.6            -             -            -
Adjustment
--------------------- ------------ ------------ ------------ ------------ ------------ ------------ ------------- ------------
Total Common Equity       1,174.0        781.4        313.5        206.8         16.8         11.1             -            -
===================== ============ ============ ============ ============ ============ ============ ============= ============

Emera has been translated as a self-sustaining foreign operation. Opening equity was translated at the rate in effect on the date of acquisition of BHE. Net income and dividends are translated at the average exchange rates for the period.

REPORTING REQUIREMENT NO. 14: For any of BHE's borrowings from NSPI, a listing of at least a minimum of three other sources of funds and their rates and terms; in addition, a cost benefit rational as to why NSPI's funds were a better source of funds than the other sources.

RESPONSE: There were no BHE borrowings from NSPI during the Reporting Period.

REPORTING REQUIREMENT NO. 15: The information required by Form U-9C-3 with respect to companies acquired under the authorization discussed in section II, B, supra [referring to the authorization to acquire certain energy-related companies].

RESPONSE: Emera did not directly or indirectly acquire any energy related companies or businesses during the reporting period.

                                    SIGNATURE

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate of notification in SEC File No. 70-9787 to be signed on its behalf by the undersigned thereunto duly authorized.

                                         Emera Incorporated

Date:  January 6, 2003                   By: /s/ Richard J. Smith
       ---------------                       --------------------
                                         Richard J. Smith
                                         Corporate Secretary and General Counsel

                                  EXHIBIT INDEX



     Exhibit                              Description

A Statement Reconciling Emera's Canadian GAAP Financial Statements as of and for the six-months ended June 30, 2002 to U.S. GAAP (to be filed by amendment).

B Audited Consolidated Financial Statements of Bangor Hydro-Electric Company as of and for the six months ended June 30, 2002, incorporated by reference to the Quarterly Report on Form 10-Q filed by Bangor Hydro-Electric Company on August 8, 2002, SEC File No. 001-10922.



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